==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          ---------------------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                          ---------------------------

                                CHEMFIRST INC.
                               (Name of Issuer)
                          ---------------------------

                    Common Stock, Par Value $1.00 Per Share
                        (Title of Class of Securities)
                          ---------------------------

                                   16361A106
                                (CUSIP Number)
                          ---------------------------

                              John W. Ward, Esq.
                     E. I. du Pont de Nemours and Company
                              1007 Market Street
                             Wilmington, DE 19898
                           Telephone: (302) 774-8035
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                     ------------------------------------

                                   Copy to:
                               Ronald Cami, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
                     ------------------------------------

                                 July 23, 2002
            (Date of Event Which Requires Filing of this Statement)

==============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. 16361A106

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     E. I. du Pont de Nemours and Company
     IRS. I.D. # 51-0014090
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [_]
          (b)  [_]
_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              None

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         1,198,664
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              None

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,198,664

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,198,664
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
     (See Instructions)
_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_______________________________________________________________________________

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by E. I. du Pont de Nemours and Company that it is the beneficial owner of any of the common stock of ChemFirst Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. E. I. du Pont de Nemours and Company also disclaims any interest in any shares of common stock of ChemFirst Inc. held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and by certain affiliated entities which may hold such shares for charitable purposes.

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $1.00 per share (the "Issuer Common Stock"), of ChemFirst Inc., a Mississippi corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Street, Jackson, Mississippi 39215-1249.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont").

     (b) The address of the principal office and principal business of DuPont is 1007 Market Street, Wilmington, Delaware 19898.

     (c) DuPont is a world leader in science and technology in a range of disciplines including high-performance materials, synthetic fibers, electronics, specialty chemicals, agriculture and biotechnology. DuPont operates globally through some 22 strategic business units. Within the strategic business units, a wide range of products are manufactured for distribution and sale to many different markets, including the transportation, textile, construction, motor vehicle, agricultural, home furnishings, medical, packaging, electronics and the nutrition and health markets. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of DuPont's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling DuPont.

     (d) During the past five years, neither DuPont nor, to DuPont's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither DuPont nor, to DuPont's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Shareholder Agreement, dated as of July 23, 2002 (the "Shareholder Agreement"), between DuPont and certain shareholders of the Issuer set forth on Schedule A thereto (collectively, the "Shareholder"), DuPont may be deemed to be the beneficial owner of 1,198,664 shares of Issuer Common Stock (collectively, the "Subject Shares"). DuPont and the Shareholder entered into the Shareholder Agreement to induce DuPont to enter into the Agreement and Plan of Merger, dated as of July 23, 2002 (the "Merger Agreement"), among DuPont, Purple Acquisition Corporation, a Mississippi corporation and a wholly owned subsidiary of DuPont ("Merger Sub"), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger (the "Surviving Corporation") as a wholly owned subsidiary of DuPont. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $29.20 in cash, without interest. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Shareholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.   PURPOSE OF TRANSACTION

     (a)-(b) The Shareholder Agreement was entered into as a condition to the willingness of DuPont to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's shareholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger. Pursuant to the terms of the Shareholder Agreement, any shares of capital stock of the Issuer acquired by the Shareholder after the date of the Shareholder Agreement and during the term of the Shareholder Agreement (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Shareholder Agreement. Accordingly, any such acquisition of shares of capital stock of the Issuer by the Shareholder may result in DuPont being deemed to acquire beneficial ownership of additional securities of the Issuer.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, until their resignation or removal or until their respective successors are duly elected and qualified. The existing directors of Merger Sub are Robert M. Reardon and Mark D. Matthews. The officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the consummation of the Merger, until their resignation or removal or until their respective successors are duly elected and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

     (h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from The New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, DuPont currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although DuPont reserves the right to develop such plans).


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As a result of the Shareholder Agreement, DuPont may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 8.5% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer's representation in the Merger Agreement that there were 14,184,806 shares of Issuer Common Stock issued and outstanding at the close of business on July 19, 2002.

     Pursuant to the Shareholder Agreement, the Shareholder has agreed, among other things, (i) to vote the Subject Shares (and any shares of capital stock of the Issuer acquired by the Shareholder after the date of the Shareholder Agreement and during the term of the Shareholder Agreement) in favor of (a) the approval of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement,
(ii) to vote the Subject Shares (and any shares of capital stock of the Issuer acquired by the Shareholder after the date of the Shareholder Agreement and during the term of the Shareholder Agreement) against (a) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (b) any Takeover Proposal (as such term is defined in the Merger Agreement) and (c) any amendment of the Issuer's Articles of Incorporation or By-laws or other proposal, action or transaction that would impede, frustrate, prevent or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or Shareholder Agreement or change in any manner the voting rights of the Issuer Common Stock, (iii) except for liens, security interests or transfers in connection with loans secured by the Subject Shares, not to sell, transfer, pledge, assign or otherwise dispose of any Subject Shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such Subject Shares unless the transferee enters into a shareholder agreement with DuPont and Merger Sub that is substantially identical to the Shareholder Agreement and (iv) not to enter into any voting agreement or arrangement with respect to the Subject Shares (and any shares of capital stock of the Issuer acquired by the Shareholder after the date of the Shareholder Agreement and during the term of the Shareholder Agreement) or to deposit any Subject Shares (and any shares of capital stock of the Issuer acquired by the Shareholder after the date of the Shareholder Agreement and during the term of the Shareholder Agreement) in a voting trust. Further, by their execution of the Shareholder Agreement, the Shareholder has irrevocably appointed DuPont, Purple Acquisition Corporation and any individual designated in writing by DuPont (each, an "Attorney"), as the Shareholder's proxy and attorney-in-fact (with full power of substitution). The names of the Shareholder and the number of Subject Shares beneficially owned by the Shareholder are set forth in Schedule A to the Shareholder Agreement, which is attached as Exhibit 2 hereto.

     In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Shareholder, an Attorney's rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (i) in favor of approval of the Merger and the Merger Agreement and (ii) against any Takeover Proposal (as such term is defined in the Merger Agreement) or other proposal or transaction that would impede, frustrate, prevent or delay the Merger, the other transactions contemplated by the Merger Agreement or the Shareholder Agreement or change in any manner the voting rights of the Issuer Common Stock. The Shareholder may vote the Subject Shares on all other matters.

     The Shareholder Agreement terminates upon the earlier of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement or (ii) the termination of the Merger Agreement in accordance with its terms.

     (c) Neither DuPont nor, to the knowledge of DuPont, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of DuPont, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:


Exhibit
Number                 Exhibit Name

1.        Agreement and Plan of Merger dated as of July 23, 2002, among E. I.
          du Pont de Nemours and Company, a Delaware corporation, Purple Acquisition Corporation, a Mississippi corporation and a wholly owned subsidiary of E. I. du Pont de Nemours and Company, and ChemFirst Inc., a Mississippi corporation.

2. Shareholder Agreement dated as of July 23, 2002, between E. I. du Pont de Nemours and Company, a Delaware corporation, Purple Acquisition Corporation, a Mississippi corporation and a wholly owned subsidiary of E. I. du Pont de Nemours and Company, and certain shareholders of ChemFirst Inc., a Mississippi corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        E. I. DU PONT DE NEMOURS AND COMPANY,


                                        by /s/ Gary M. Pfeiffer
                                           -----------------------------------
                                           Name:  Gary M. Pfeiffer
                                           Title: Senior Vice President &
                                                  Chief Financial Officer




Dated:  July 26, 2002

                                 EXHIBIT INDEX



Exhibit
Number                           Exhibit Name

1.        Agreement and Plan of Merger dated as of July 23, 2002, among E. I.
          du Pont de Nemours and Company, a Delaware corporation, Purple Acquisition Corporation, a Mississippi corporation and a wholly owned subsidiary of E. I. du Pont de Nemours and Company, and ChemFirst Inc., a Mississippi corporation.

2. Shareholder Agreement dated as of July 23, 2002, between E. I. du Pont de Nemours and Company, a Delaware corporation, Purple Acquisition Corporation, a Mississippi corporation and a wholly owned subsidiary of E. I. du Pont de Nemours and Company, and ChemFirst Inc., and certain shareholders of ChemFirst Inc., a Mississippi corporation.

                                                                    SCHEDULE A


     The following is a list of the directors and executive officers of DuPont, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


Board of Directors of DuPont

Name                        Position         Present Principal Occupation                Business Address
----                        --------         ----------------------------                ----------------
Charles O. Holliday,        Director         Chairmen of the Board and Chief             c/o E. I. du Pont de
Jr.                                          Executive Officer of E. I. du Pont de       Nemours and Company
                                             Nemours and Company.                        1007 Market Street
                                                                                         Wilmington, DE  19898

Alain J. P. Belda           Director         Chairman and Chief                          c/o E. I. du Pont de
                                             Executive Officer of Alcoa Inc., a          Nemours and Company
                                             producer of primary aluminum,               1007 Market Street
                                             fabricated aluminum and alumina.            Wilmington, DE  19898

Richard H. Brown            Director         Chairman of the Board and Chief             c/o E. I. du Pont de
                                             Executive Officer of EDS, a global          Nemours and Company
                                             services company.                           1007 Market Street
                                                                                         Wilmington, DE  19898

Curtis J. Crawford          Director         Chairman of the board of ON                 c/o E. I. du Pont de
                                             Semiconductor Company, a producer of        Nemours and Company
                                             semiconductors for broadband and power      1007 Market Street
                                             management applications, Director of        Wilmington, DE  19898
                                             CENix Inc., a designer and manufacturer
                                             of optoelectronic subsystems, and
                                             Director of ITT Industries, Inc., a
                                             designer and manufacturer of engineered
                                             products and provider of related services.

Louisa C. Duemling          Director         Member of the Board of Governors,           c/o E. I. du Pont de
                                             Nature Conservancy, a private               Nemours and Company
                                             conservation organization, and a member     1007 Market Street
                                             of the Board of Managers, Mount Cuba        Wilmington, DE  19898
                                             Center, Inc., a center focused on the
                                             study of Piedmont Flora in Greenville
                                             Delaware.

Edward B. du Pont           Director         Director of Wilmington Trust                c/o E. I. du Pont de
                                             Corporation, a bank with over 50            Nemours and Company
                                             branches, a Trustee of Christiana Care      1007 Market Street
                                             Corporation, a not-for-profit healthcare    Wilmington, DE  19898
                                             network, a Trustee of Eleutherian Mills-
                                             Hagley Foundation, the foundation that
                                             manages the Hagley museum, and a Vice
                                             President and a Trustee of Longwood
                                             Foundation, Inc., a foundation focused on
                                             education, health and human services,
                                             the environment and the arts.

Deborah C. Hopkins          Director         Senior advisor of Marakon Associates, a     c/o E. I. du Pont de
                                             management consulting firm.                 Nemours and Company
                                                                                         1007 Market Street
                                                                                         Wilmington, DE  19898


Board of Directors of DuPont

Name                        Position         Present Principal Occupation                Business Address
----                        --------         ----------------------------                ----------------
Lois D. Juliber             Director         Chief Operating Officer, Colgate-           c/o E. I. du Pont de
                                             Palmolive Company, a producer of            Nemours and Company
                                             consumer products.                          1007 Market Street
                                                                                         Wilmington, DE  19898
Goran Lindahl               Director         Chairman of Alliance for Global             c/o E. I. du Pont de
                                             Sustainability, a foundation focused on     Nemours and Company
                                             the study of large-scale, multi-            1007 Market Street
                                             disciplinary environmental problems, and    Wilmington, DE  19898
                                             Chairman of World Childhood
                                             Foundation, an organization that defends
                                             the rights of children.
Masahisa Naitoh             Director         Executive Vice Chairman of ITOCHU           c/o E. I. du Pont de
                                             Corporation, an international trading       Nemours and Company
                                             company.                                    1007 Market Street
                                                                                         Wilmington, DE  19898
William K. Reilly           Director         President and Chief Executive Officer of    c/o E. I. du Pont de
                                             Aqua International Partners L.P., a         Nemours and Company
                                             partnership that finances water supply      1007 Market Street
                                             and wastewater treatment in developing      Wilmington, DE  19898
                                             countries.
H. Rodney Sharp, III        Director         President, Board of Trustees of             c/o E. I. du Pont de
                                             Longwood Foundation, Inc., a foundation     Nemours and Company
                                             focused on education, health and human      1007 Market Street
                                             services, the environment and the arts.     Wilmington, DE  19898
Charles M. Vest             Director         President, Massachusetts Institute          c/o E. I. du Pont de
                                             of Technology, a research university.       Nemours and Company
                                                                                         1007 Market Street
                                                                                         Wilmington, DE  19898

                                                                    SCHEDULE A

Executive Officers and Senior Management of DuPont


Name                               Position

Senior Leaders

Charles Holliday, Jr.              Chairman of the Board and Chief Executive Officer

Thomas M. Connelly                 Senior Vice President & Chief Science and Technology Officer

Edward J. Donnelly                 Group Vice President - DuPont Coatings & Color Technologies

Richard R. Goodmanson              Executive Vice President & Chief Operating Officer

Diane H. Gulyas                    Group Vice President - DuPont Electronic & Communication
                                   Technologies

John W. Himes                      Senior Vice President, Corporate Strategy

John C. Hodgson                    Executive Vice President

W. Donald Johnson                  Group Vice President - Operations & Services

Ellen J. Kullman                   Group Vice President - DuPont Safety & Protection

George F. MacCormack               Group Vice President and General Manager - DuPont Textile &
                                   Interiors

Steven R. McCracken                Group Vice President and General Manager - DuPont Textile &
                                   Interiors

Howard L. Minigh                   Group Vice President - Agriculture & Nutrition

Stacey J. Mobley                   Senior Vice President & Chief Administrative Officer & General
                                   Counsel

Craig G. Naylor                    Group Vice President - DuPont Performance Materials

Gary M. Pfeiffer                   Senior Vice President & Chief Financial Officer

Dennis Zeleny                      Senior Vice President - Global Human Resources

DuPont Agriculture and Nutrition

James C. Borel                     Vice President & General Manager - DuPont Crop Protection

J. Erik Frywald                    Vice President & General Manager - DuPont Nutrition and Health

James R. Houser                    Director and President of DuPont Specialty Grains

Richard L. McConnell               President & Chief Operating Officer - Pioneer Hi-Bred

DuPont Coatings & Color Technologies

Jeffrey L. Keefer                  Vice President & General Manager - DuPont Titanium Technologies

John R. Lewis                      Vice President & General Manager - DuPont Performance Coatings
                                   Europe and Asia

Eric G. Melin                      Vice President & General Manager - Americas - DuPont
                                   Performance Coatings



                                                                            11

Executive Officers and Senior Management of DuPont


Name                               Position

DuPont Electronic & Communication Technologies

Richard J. Angiullo                Vice President & General Manager  - DuPont Fluoroproducts

David B. Miller                    Vice President & General Manager - DuPont Electronic
                                   Technologies

Chester D. Pribonic                Vice President & General Manager - DuPont Display

DuPont Performance Materials

Craig F. Binetti                   Vice President & General Manager - DuPont Packaging & Industrial
                                   Polymers

Terry Caloghiris                   Vice President & General Manager - DuPont Engineering Polymers

Tom D. Gill, Jr.                   Vice President Global Operations - DuPont Engineering Polymers

Henry B. Voigt                     Vice Chairman & Chief Operating Officer - DuPont Teijin Films

DuPont Safety & Protection

Jeffrey A. Coe                     Vice President & General Manager - DuPont Chemical Solutions

W. J. Harvey                       Vice President & General Manager - DuPont Advanced Fiber
                                   Systems

Keith R. McLoughlin                Vice President & General Manager - DuPont Nonwovens

Harry Parker                       Vice President & General Manager - DuPont Surfaces

DuPont Textiles & Interiors

William Ghitis                     Vice President & General Manager - DuPont Apparel

Kenneth W. Wall                    Vice President & General Manager - DuPont Intermediates

Alan S. Wolk                       Vice President & General Manager - DuPont Flooring Worldwide
